

June 15, 2010

By U.S. Mail and facsimile (850) 878-1230

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
1301 SE Port St. Lucie Boulevard
Port St. Lucie, Florida 34952

> **Re: FPB Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 000-33351**

Dear Mr. Skiles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

General - Asset Quality and the Allowance for Credit Losses

1. Given the nature of the FDIC Consent Order, the continued increase in the level of problem loans and assets as well as the continued losses being recognized, the Company should revise their disclosures in future filings to provide more extensive disclosures relating to the loan portfolio, asset quality and the allowance for loan losses. These disclosures in the interim Forms 10-Q should be comparable to the information presented

David W. Skiles
FPB Bancorp, Inc.
June 15, 2010
Page 2

in the Form 10-K on pages 6-10 of Exhibit 13.1. Provide us with this information as of March 31, 2010.

2. We note the Company has significant exposure to commercial real estate loans. So that we may have a better understanding of your lending processes as well as considerations evaluated in the determination of the allowance for loan losses, please address the following:

- Tell us whether you have any commercial loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

- Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

- Tell us and revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose this fact. Further, describe in detail, the adjustments you make to the appraised values, including those made to any outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

3. Further, as it relates to the Company's use and consideration of interest reserves on construction project financing, please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

- Disclose the amount of such loans and the accompanying interest reserves as of each period;

- Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;
- Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
- Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
- Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

4. Please provide to us, and disclose in future filings, the following:

- A roll-forward of OREO activity; and
- The ratio of the allowance for loan losses to nonperforming loans.

5. Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings:

- TDRs or renegotiated loans quantified by loan type classified separately as accrual/non-accrual;

- Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

- Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

Item 4. Controls and Procedures

6. We note that your disclosure regarding the evaluation of your disclosure controls and procedures states that the evaluation of your controls and procedures was performed "within the 90 days preceding the filing" of your quarterly report. Please provide us with corrected disclosure whereby your evaluation speaks "as of the end of the period covered by" your quarterly report. Please refer to Item 307 of Regulation S-K.

* * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Hugh West
Branch Chief